August 28, 2009

Mr. W. Bradshaw Skinner
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Delta Oil & Gas Inc.
           Form 10-K for the Fiscal year Ended December 31, 2008
           Filed March 31, 2009
           File No. 0-52001

Dear Mr. Skinner:

We have reviewed your July 9, 2009 comment letter (the “Comment Letter”) regarding the 10K filed for Fiscal year ended December 31, 2008 (the “Filing”) of Delta Oil & Gas Inc. (the “Registrant”). On behalf of the Registrant, we submit this response letter and have filed with the Commission via the EDGAR system, the First Amended Annual Report on Form 10-K (The "Amended 10-K").

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties

Reported Reserves, page 18

1.
We note your presentation of an amount described as the “Present value of net cash flows from proved oil and gas reserves”.  It is unclear if this amount is intended to represent the Standardized Measure as prescribe(sic) under GAAP in SFAS 69, or is a non-GAAP measure.  Please modify your disclosure to clarify how the amount is calculated.  To the extent the presentation is a non-GAAP measure, please refer to Item 10(e) of Regulation S-K and provide the required disclosures.  If the measure is intended to represent the Standardized Measure, please modify your description of the measure accordingly.

In response to the Staff’s comment, the Company confirms that this amount represents the standardized measure as prescribed under GAAP in SFAS 69 and modified its description of the measure to be in accordance with this guidance.

Financial Statements

Consolidated Statements of Operation, page F-3

2.
We note that you have included a line item on the face of your Statement of Operations described as “Dry well costs written off”.  Separately, we note that you follow the full cost method of accounting for oil and gas activities.  Please explain the nature of the costs presented in this line item.

In response to this comment, the Company discloses on a supplemental basis that it follows the full cost method of accounting for oil and gas activities and erroneously itemized dry well costs written off as a separate line item.  The Company will prospectively include dry well costs that are written off in the line item described as “Impairment of natural gas and oil properties” and no longer delineate these costs and expenses as a separate line item.

Consolidated Statement of Changes in Stockholders’ Equity, page F-4

3. Please explain the nature of the adjustment to additional paid in capital in 2008, reflected under the caption, “Registration of shares under Form S-4”.  Please also clarify the timing of this transaction as well as why you believe it is an appropriate reduction to additional paid in capital.

In response to this comment, the Company discloses on a supplemental basis that the adjustment to additional paid in capital relates to costs incurred in the registration of shares under Form S-4.  The Company revised its presentation of this adjustment to additional paid in capital in its financial statements for the period ended June 30, 2009 to state “share issue costs”.

Note 4 - Natural Gas and Oil Properties, page F-11

(a)  Proved Properties

4.           We note that you have recognized impairments relative to your proved oil and gas properties.  Please clarify if these impairments are the result of a ceiling test write-down or some other adjustment.  In this regard, we note the disclosure on page 26 that indicates you have recognized these impairments based on third party evaluation of the Company’s prospects and that the costs of certain properties are highly unlikely to be recovered.   Please refer to Rule 4-10(c)(4) of Regulation S-X for guidance on the limitations of capitalized costs.

In response to this comment, the Company confirms that the impairments are as a result of a ceiling test based on a third party evaluation of the Company’s prospects.

(b) Unproved Properties

5.           We note your disclosure regarding your unproved properties.  Expand this disclosure to indicate the anticipated timing of the inclusion of the costs in the amortization computation.  Additionally, expand your tabular presentation to show, by category of cost:

•	The total costs excluded as of the most recent fiscal year; and

•	The amounts of such excluded costs incurred in each of the three most recent fiscal years and, in the aggregate, for any earlier fiscal years in which the costs were incurred.

Categories of cost to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest.  See Rule 4-10(c)(7)(ii) of Regulation S-X.

In response to the Staff’s comment, the Company has provided the requested expanded disclosure in Note 4b to the consolidated financial statements for the period ended December 31, 2008 which are included in the Company’s Amended 10-K.

Other

6.           Please explain why you have not provided the disclosures required under SFAS 69 relative to your oil and gas activities.

In response to the Staff’s comment, the Company provided the disclosures requested under SFAS 69 relative to its oil and as activities in Note 14 to the consolidated financial statements for the period ended December 31, 2008 which are included in the Company’s Amended 10-K.

Certifications

Section 302 Certifications

7.           In a March 4, 2005 Staff Alert entitled “Annual Report Reminders,” the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.  We note the identification of the certifying individual at the beginning of your certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  The identification of the certifying individual at the beginning of the certifications should be modified so as not to include the individual’s title.  In addition, your certification do not address the elements required concerning internal control over financial reporting.  Please ensure your certifications are in the exact for set forth in Item 601(b)(31) of Regulation S-K.

In response to the Staff’s comment, the Company revised the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) to be in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Engineering Comments

Properties, page 18

Production, page 19

8.           We note that you report that your 2008 average production costs were $2.00 per Mcf.  However, based on the operating costs of $222,269 reported on the Consolidated Statement of Operations and your reported production of 6,377 barrels of oil and 28,559 Mcf of natural gas, it appears that your production costs are $3.29 per Mcf equivalent of 2008 production.  Please modify your disclosure or explain why there is a difference in these amount per Mcf.

In response to the Staff’s comment, the Company modified its disclosure by reporting its 2008 average production costs as 3.29 per Mcf.

Notes to Consolidated Financials, page F-6

9.           Please disclose the oil and natural gas reserve reconciliation table required by paragraph 11 of SFAS 69.

In response to the Staff’s comment, the Company disclosed the oil and natural gas reserve reconciliation table required by paragraph 11 of SFAS 69 in Note 14 to the consolidated financial statements for the period ended December 31, 2008, which are included in the Company’s Amended 10-K.

10.           Please disclose the calculation of the Standardized Measure and its aggregate changes from previous periods as required by paragraphs 30 and 33 of SFAS 69.

In response to the Staff’s comment, the Company disclosed the calculation of the Standardized Measure and its aggregate changes from previous periods as required by paragraphs 30 and 33 of SFAS 69 in Note 14 to the consolidated financial statements for the period ended December 31, 2008, which are included in the Company’s Amended 10-K.

11.           Please disclose the amount of proved developed reserves at the beginning and end of each reporting period separate from your total proved reserves.  Please see paragraph 10 of SFAS 69 and revise your document to include this information.

In response to the Staff’s comment, the Company disclosed the amount of proved developed reserves at the beginning and end of each reporting period separate from its total proved reserves in Note 14 to the consolidated financial statements for the period ended December 31, 2008, which are included in the Company’s Amended 10-K.

12.           We note that in the Risk Factor section, you indicate that an independent reserve engineer estimated your oil and gas reserves.  However, we were unable to locate disclosure in your filings where you named that engineer.  Please disclose the name of the engineer or firm who estimated your oil and natural gas reserves.

In response to the Staff’s comment, the Company disclosed the name of the engineer who estimated its oil and natural gas reserves.

Sincerely,

/s/ Chad Wiener
Chad Wiener

cc:	Kulwant Sandher